UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

SunOpta Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

8676EP108

(CUSIP Number)

Todd E. Molz

Managing Director and General Counsel

Oaktree Capital Group Holdings GP, LLC

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

(213) 830-6300

With a copy to:

Dennis M. Myers, P.C.

Kirkland & Ellis LLP

300 N. LaSalle Street

Chicago, Illinois 60654

(312) 862-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 7, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 8676EP108

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Organics, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 9,492,800

	8	Shared Voting Power None

	9	Sole Dispositive Power 9,492,800

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,492,800

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.98%

14	Type of Reporting Person PN

CUSIP No. 8676EP108

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Huntington Investment Fund II, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,840,533

	8	Shared Voting Power None

	9	Sole Dispositive Power 1,840,533

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,840,533

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.10%

14	Type of Reporting Person PN

CUSIP No. 8676EP108

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Huntington Investment Fund II GP, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,840,533 (1)

	8	Shared Voting Power None

	9	Sole Dispositive Power 1,840,533 (1)

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,840,533 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.10%

14	Type of Reporting Person PN

(1)                                 Solely in its capacity as the general partner of Oaktree Huntington Investment Fund II, L.P.

CUSIP No. 8676EP108

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Fund GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 11,333,333 (1)

	8	Shared Voting Power None

	9	Sole Dispositive Power 11,333,333 (1)

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,333,333 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 11.69%

14	Type of Reporting Person OO

(1)                                 Solely in its capacity as the general partner of Oaktree Organics, L.P. and Oaktree Huntington Investment Fund II GP, L.P.

CUSIP No. 8676EP108

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Fund GP I, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 11,333,333 (1)

	8	Shared Voting Power None

	9	Sole Dispositive Power 11,333,333 (1)

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,333,333 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 11.69%

14	Type of Reporting Person PN

(1)                                 Solely in its capacity as the managing member of Oaktree Fund GP, LLC.

CUSIP No. 8676EP108

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Capital I, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 11,333,333 (1)

	8	Shared Voting Power None

	9	Sole Dispositive Power 11,333,333 (1)

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,333,333 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 11.69%

14	Type of Reporting Person PN

(1)                                 Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

CUSIP No. 8676EP108

1	Name of Reporting Person or I.R.S. Identification No. of Above Person OCM Holdings I, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 11,333,333 (1)

	8	Shared Voting Power None

	9	Sole Dispositive Power 11,333,333 (1)

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,333,333 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 11.69%

14	Type of Reporting Person OO

(1)                                 Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. 8676EP108

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Holdings, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 11,333,333 (1)

	8	Shared Voting Power None

	9	Sole Dispositive Power 11,333,333 (1)

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,333,333 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 11.69%

14	Type of Reporting Person OO

(1)                                 Solely in its capacity as the managing member of OCM Holdings I, LLC.

CUSIP No. 8676EP108

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Capital Management, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,840,533 (1)

	8	Shared Voting Power None

	9	Sole Dispositive Power 1,840,533 (1)

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,840,533 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.10%

14	Type of Reporting Person PN

(1)                                 Solely in its capacity as the investment manager of Oaktree Huntington Investment Fund II GP, L.P.

CUSIP No. 8676EP108

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Holdings, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,840,533 (1)

	8	Shared Voting Power None

	9	Sole Dispositive Power 1,840,533 (1)

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,840,533 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.10%

14	Type of Reporting Person CO

(1)                                 Solely in its capacity as the general partner of Oaktree Capital Management, L.P.

CUSIP No. 8676EP108

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Capital Group, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 11,333,333 (1)

	8	Shared Voting Power None

	9	Sole Dispositive Power 11,333,333 (1)

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,333,333 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 11.69%

14	Type of Reporting Person OO

(1)                                 Solely in its capacity as the managing member of Oaktree Holdings, LLC and as the sole shareholder of Oaktree Holdings, Inc.

CUSIP No. 8676EP108

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Capital Group Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 11,333,333 (1)

	8	Shared Voting Power None

	9	Sole Dispositive Power 11,333,333 (1)

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,333,333 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 11.69%

14	Type of Reporting Person OO

(1)                                 Solely in its capacity as the manager of Oaktree Capital Group, LLC.

Item 1.        Security and Issuer.

The securities to which this statement on Schedule 13D relates are the common shares (the “Common Shares”) of SunOpta Inc., a Canadian corporation (the “Issuer”), with principal executive offices at 2233 Argentia Road, Suite 401, West Tower, Mississauga, Ontario, Canada L5N 2X7. Each of the persons named in Item 2 below may be deemed to be the beneficial owner of shares of Common Shares through its ownership of the Preferred Shares of SunOpta Foods, Inc., a Delaware corporation and a wholly owned subsidiary of the Issuer (“SunOpta Foods”), which is convertible into Common Shares pursuant to the terms of the Amended and Restated Certificate of Incorporation of SunOpta Foods.

As of October 7, 2016, as reflected in this Schedule 13D, the Reporting Persons beneficially owned that number of Common Shares (the “Subject Shares”), set forth on the cover pages hereto, which information is hereby incorporated by reference into this Item 1.

Item 2.        Identity and Background

(a) - (c) and (f)

This Schedule 13D is being filed jointly, pursuant to a joint filing agreement, by (i) Oaktree Organics, L.P., a Delaware limited partnership (“Organics”), whose principal business is to invest in securities; (ii) Oaktree Huntington Investment Fund II, L.P., a Delaware limited partnership (“OHIF II LP”), whose principal business is to invest in securities; (iii) Oaktree Huntington Investment Fund II GP, L.P., a Delaware limited partnership (“OHIF II GP”), whose principal business is to serve as and perform the functions of the general partner of OHIF II LP; (iv) Oaktree Fund GP, LLC, a Delaware limited liability company (“GP LLC”), whose principal business is to serve as and perform the functions of the general partner of certain investment funds including Organics and OHIF II LP; (v) Oaktree Fund GP I, L.P., a Delaware limited partnership (“GP I”), whose principal business is (i) serve as, and perform the functions of, the general partner of certain investment funds or to serve as, and perform the functions of, the managing member of the general partner of certain investment funds or (ii) to act as the sole shareholder of certain controlling entities of certain investment funds; (vi) Oaktree Capital I, L.P., a Delaware limited partnership (“Capital I”), whose principal business is to serve as, and perform the functions of, the general partner of GP I; (vii) OCM Holdings I, LLC, a Delaware limited liability company (“Holdings I”), whose principal business is to serve as, and perform the functions of, the general partner of Capital I and to hold limited partnership interests in Capital I; (viii) Oaktree Holdings, LLC, a Delaware limited liability company (“Holdings”), whose principal business is to serve as, and perform the functions of, the managing member of Holdings I; (ix) Oaktree Capital Management, L.P., a Delaware limited partnership and a registered investment adviser under the Investment Advisers Act of 1940, as amended (“Management”), whose principal business is to provide investment advisory services to investment funds and accounts; (x) Oaktree Holdings, Inc., a Delaware corporation (“Holdings, Inc.”), whose principal business is to serve as, and perform the functions of, the general partner of certain entities affiliated with the Reporting Persons (as defined below) and to hold limited partnership interests in such entities; (xi) Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), whose principal business is to act as the holding company and controlling entity of each of the general partner and investment adviser of certain investment funds and separately managed accounts; and (xii) Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP” and together with Organics, OHIF II LP, OHIF II GP, GP I, Capital I, Holdings I, Holdings, Management, Holdings, Inc., OCG, GP LLC, collectively, the “Reporting Persons”), whose principal business is to serve as, and perform the functions of, the manager of OCG.

The Reporting Persons have entered into a joint filing agreement, dated as of October 17, 2016, a copy of which is attached hereto as Exhibit 1.

Set forth in the attached Annex A is a listing of the directors, executive officers, members and general partners, as applicable, of each Reporting Person (collectively, the “Covered Persons”), and Annex A is hereby incorporated by reference into this Item 2. Each of the Covered Persons that is a natural person is a United States citizen.

The principal business address of each of the Reporting Persons and each Covered Person is c/o Oaktree Capital Group Holdings GP, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

(d) and (e)

During the last five years, none of the Reporting Persons and, to the best of their knowledge, none of the Covered Persons: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration

On October 7, 2016 (the “Closing Date”), Organics and OHIF II LP (together, the “Oaktree Funds”) subscribed for 85,000 preferred shares of SunOpta Foods (the “Preferred Shares”) for total consideration of $85,000,000 pursuant to a subscription agreement (the “Subscription Agreement”) entered into with the Issuer and SunOpta Foods. The source of funds for such transaction was the capital contributions of their respective limited partners. No borrowed funds were used to purchase such Preferred Shares.

Item 4.        Purpose of Transaction

Items 3 and 6 of this Schedule 13D are incorporated herein by reference.

The Oaktree Funds acquired the Preferred Shares for investment purposes and the purposes set out below.

The Reporting Persons continuously evaluate the businesses and prospects of the Issuer and its subsidiaries, alternative investment opportunities and all other factors deemed relevant in determining whether additional securities of the Issuer or its subsidiaries will be acquired by the Reporting Persons or by other accounts or funds associated with the Reporting Persons or whether the Reporting Persons or any such other accounts or funds will dispose of Preferred Shares or Common Shares.  At any time, subject to the limitations set forth in the definitive agreements described in Item 6 hereof, additional securities of the Issuer or its subsidiaries may be acquired or some or all of the securities beneficially owned by the Reporting Persons may be sold, in either case in the open market, in privately negotiated transactions or otherwise, including, without limitation, by electing to exchange Preferred Shares into Common Shares, or by increasing or decreasing holdings in Preferred Shares or in Common Shares.

Pursuant to the definitive agreements described in Item 6 hereof, the Oaktree Funds have agreed not to dispose of their Preferred Shares or Common Shares issuable upon exchange of their Preferred Shares until April 7, 2018 and have agreed not to purchase additional common shares of the Issuer, in each case without the consent of the Issuer and subject to certain exceptions set forth in the investor rights agreement (the “Investor Rights Agreement”) described in Item 6 hereof. Such exceptions include the ability of the Oaktree Funds to purchase up to 3,000,000 Common Shares in the market or in private transactions within 12 months of the Closing Date without the prior written consent of the Issuer.

Pursuant to the Investor Rights Agreement, the Oaktree Funds are entitled to certain board nomination, governance, securities registration and other rights described in Item 6 hereof, and incorporated herein by reference, and may exercise such rights from time to time subject to the limitations set forth in the definitive agreement described in Item 6 hereof.

Representatives of the Oaktree Funds intend to work with the Issuer to assist in the development and execution of a long-term strategic and operational plan which is intended to benefit all of the Issuer’s shareholders.

Except as otherwise disclosed herein, the Reporting Persons currently have no plans or proposals which would relate to or would result in any of the matters described in Items 4 (a)-(j) of Schedule 13D; however, as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law and any limitations in the definitive agreements described in Item 6 herein, including, without limitation, the Investor Rights Agreement, may formulate a plan with respect to such matters, and from time to time, the Reporting Persons may hold discussions with or make formal proposals to management or the board of directors of the Issuer or its subsidiaries, other shareholders of the Issuer and its subsidiaries or other third parties regarding such matters

Item 5.        Interest in Securities of the Issuer

(a) and (b)

The information contained on the cover pages of this Schedule 13D and the Reporting Persons’ response to Item 6 are hereby incorporated by reference into this Item 5.

Ownership percentages set forth in this Schedule 13D are based upon a total of 85,613,246 Common Shares of the Issuer issued and outstanding, as reported in the Issuer’s quarterly report on Form 10-Q filed under the Securities Act of 1933, as amended, with the Securities and Exchange Commission on August 10, 2016.

Organics directly holds 9,492,800 Common Shares (assuming conversion of all such 71,196 Preferred Shares at an exercise price of $7.50 per share into 9,492,800 shares of Common Shares), representing approximately 9.98% of the issued and outstanding Common Shares, and has the sole power to vote and dispose of such Common Shares.  Organics has the right to direct the vote of 9,492,800 Special Voting Shares, as described in Item 6 below.

OHIF II LP directly holds 1,840,533 Common Shares (assuming conversion of all such 13,804 Preferred Shares at an exercise price of $7.50 per share into 1,840,533 shares of Common Shares), representing approximately 2.10% of the issued and outstanding Common Shares, and has the sole power to vote and dispose of such Common Shares.  OHIF II LP has the right to direct the vote of 1,840,533 Special Voting Shares, as described in Item 6 below.

OHIF II GP, in its capacity as the general partner of OHIF II LP, has the ability to direct the management of OHIF II LP’s business, including the power to vote and dispose of securities held by OHIF II LP; therefore, OHIF II GP may be deemed to have indirect beneficial ownership of OHIF II LP’s Subject Shares.

GP LLC, in its capacity as the general partner of the OHIF II GP and Organics, has the ability to direct the management of the business of the OHIF II GP and Organics, including the power to direct the decisions of the Oaktree Funds regarding the voting and disposition of securities held by the Oaktree Funds; therefore, GP LLC may be deemed to have indirect beneficial ownership of the Subject Shares.

GP I, in its capacity as the managing member of GP LLC, has the ability to direct the management of GP LLC’s business, including the power to direct the decisions of GP LLC regarding the voting and disposition of securities held by the Oaktree Funds; therefore, GP I may be deemed to have indirect beneficial ownership of the Subject Shares.

Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of GP I’s business, including the power to direct the decisions of GP I regarding the voting and disposition of securities held by the Oaktree Funds; therefore, Capital I may be deemed to have indirect beneficial ownership of the Subject Shares.

Holdings I, in its capacity as the general partner of Capital I, has the ability to direct the management of Capital I’s business, including the power to direct the decisions of Capital I regarding the voting and disposition of securities held by the Oaktree Funds; therefore, Holdings I may be deemed to have indirect beneficial ownership of the Subject Shares.

Holdings, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holding I’s business, including the power to direct the decisions of Holdings I regarding the voting and disposition of securities held by the Oaktree Funds; therefore, Holdings may be deemed to have indirect beneficial ownership of the Subject Shares.

Management, in its capacity as the investment manager of OHIF II GP, has the ability to direct the management of OHIF II GP, including the power to direct the decisions of OHIF II GP regarding the voting and dispositions of the securities held by OHIF II; therefore, Management may be deemed to have indirect beneficial ownership of OHIF II’s Subject Shares.

Holdings, Inc., in its capacity as the general partner of Management, has the ability to direct the management of Management’s business, including the power to direct the decisions of Management regarding the voting and disposition of securities held by OHIF II; therefore, Holdings, Inc. may be deemed to have indirect beneficial ownership of OHIF II’s Subject Shares.

OCG, in its capacity as the sole shareholder of Holdings, Inc., has the ability to appoint and remove directors of Holdings, Inc. and, as such, may indirectly control the decisions of Holdings, Inc. regarding the voting and disposition of securities held by OHIF II. Additionally, OCG, in its capacity as the managing member of Holdings, has the ability to direct the management of Holdings’ business, including the power to direct the decisions of Holdings regarding the voting and disposition of securities held by Organics. Therefore, OCG may be deemed to have indirect beneficial ownership of the Subject Shares.

OCGH GP, in its capacity as the manager of OCG, has the ability appoint and remove directors of OCG and, as such, may indirectly control the decisions of OCG regarding the voting and disposition of securities held by the Oaktree Funds; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the Subject Shares.

(c)

Except for the transaction described herein, there have been no other transactions in the securities of the Issuer effected by any Reporting Person within the last 60 days.

Items 3 and 6 are incorporated by reference into this Item 5(c).

(d) and (e)

Not applicable.

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 3 is incorporated by reference into this Item 6.

Subscription Agreement

On the Closing Date, the Issuer and SunOpta Foods entered into the Subscription Agreement with the Oaktree Funds.  Pursuant to the Subscription Agreement, SunOpta Foods issued an aggregate of 85,000 shares of Preferred Shares to the Oaktree Funds for consideration in the amount of $85,000,000 (the “Aggregate Proceeds”).  The Aggregate Proceeds have been used to prepay a portion of the principal outstanding under SunOpta Foods’ second lien loan agreement and pay expenses associated with the transaction.

The Subscription Agreement contains customary representations, warranties and covenants of the Issuer, SunOpta Foods and the Oaktree Funds, and the parties have agreed to indemnify each other against certain losses resulting from breaches of their respective representations, warranties and covenants.

In connection with the Subscription Agreement, on the Closing Date the Issuer and SunOpta Foods, as applicable, also entered into the Investor Rights Agreement, the Observer Agreement, the Exchange and Support Agreement and the Voting Trust Agreement (each as defined below).

This summary description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the Subscription Agreement filed with this report as Exhibit 4 and incorporated herein by reference.

Preferred Shares

In connection with the Subscription Agreement, SunOpta Foods has executed and filed with the Secretary of State of the State of Delaware an Amended and Restated Certificate of Incorporation to, among other things, authorize and establish the rights and preferences of the Preferred Shares.  The Preferred Shares are a new class of equity securities that will rank senior to the Common Shares and any other shares junior to the Preferred Shares in the capital of SunOpta Foods with respect to distribution rights and rights upon liquidation.

The holders of Preferred Shares (the “Holders”) will be entitled to receive quarterly distributions (“Dividends”) on each such share.  The annualized rate of the Dividends will be 8.0% prior to October 5, 2025, and 12.5% thereafter, in each case of $1,000 per share (the “Liquidation Preference”), subject to certain adjustments.  Prior to October 5, 2025, SunOpta Foods may pay Dividends in cash or elect, in lieu of paying cash, to add the amount that would have been paid to the Liquidation Preference.  On the occurrence of certain events of noncompliance (an “Event of Noncompliance”), following a 30-day cure period, the rate of Dividends payable will increase by 1.0% quarterly, subject to a maximum increase of 5.0%.  The failure to pay Dividends in cash after October 4, 2025 will be an Event of Noncompliance.

At any time the Holders may exchange their Preferred Shares, in whole or in part, for a number of Common Shares equal to, per Preferred Share, the quotient of the Liquidation Preference divided by $7.50 (such price, the “Exchange Price” and such quotient, the “Exchange Rate”).  The Exchange Price is subject to customary anti-dilution adjustments, including weighted-average adjustment for issuances of Common Shares below the Exchange Price, provided that the Exchange Price may not be lower than $7.00 (subject to adjustment in certain circumstances).

SunOpta Foods may cause the Holders to exchange all of the Preferred Shares into a number of Common Shares equal to the number of shares of Preferred Shares outstanding multiplied by the Exchange Rate if (i) fewer than 10% of the Preferred Shares issued on the Closing Date must remain outstanding or (ii) on or after the third anniversary of the Closing Date, the average volume-weighted average price of the Common Shares during the then preceding 20 trading day period must be greater than 200% of the Exchange Price.  Common Shares delivered on an exchange caused by SunOpta Foods must be freely tradable by the Holders under applicable securities laws.

At any time on or after the fifth anniversary of the Closing Date, SunOpta Foods may redeem all of the Preferred Shares.  The amount to be paid by the Issuer to the Holders on redemption is an amount, per Preferred Share, equal to the Liquidation Preference.

Upon certain events involving a change of control of the Issuer, SunOpta Foods must use reasonable efforts to provide the Holders with the option to exchange Preferred Shares for a security in the surviving or successor entity that has the same rights, preferences and privileges as the Preferred Shares as adjusted for the change of control.  SunOpta Foods will also offer to redeem the Preferred Shares at an amount per share equal to the greater of (i) the Liquidation Preference plus an amount equal to the value of incremental Dividends through to the fifth anniversary of the Closing Date and (ii) the amount payable per Common Share in such change of control multiplied by the Exchange Rate. Such offer to redeem by SunOpta Foods will be made at an amount per share equal to the Liquidation Preference if the aggregate number of Common Shares delivered in exchange for Preferred Shares exceeds 17,130,757, which is 19.99% of the outstanding Common Shares on the day preceding the Closing Date (such number, “Closing Date Shares”).  If, following an offer by SunOpta Foods on a change of control, any Preferred Shares are redeemed at a per share price above the Liquidation Preference, the number of Preferred Shares that may thereafter be exchanged for Common Shares must not exceed the Closing Date Shares.

At any time if a Holder elects to exchange, or SunOpta Foods causes an exchange of, Preferred Shares, the number of Common Shares delivered to each applicable Holder may not cause such Holder’s beneficial ownership (as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended) to exceed 19.99% of the Common Shares that would be outstanding immediately following such exchange (the “Beneficial Ownership Exchange Cap”),  unless the Shareholder Approval has been obtained (as defined below).

So long as any Preferred Shares are outstanding, the affirmative vote or consent of the Holders of at least a majority of the outstanding Preferred Shares, voting together as a separate class, will be necessary for effecting or validating: (i) any issuance of stock on parity or senior to the Preferred Shares, (ii) any increase in the issued or authorized amount of Preferred Shares, (iii) any exchange, reclassification or cancellation of the Preferred Shares, except as provided and (iv) any amendment, modification or alteration of, or supplement to, the certificate of incorporation of SunOpta Foods that would materially and adversely affect the rights, preferences, privileges or voting powers of the Preferred Shares or any Holder.

This summary description of the terms of the Preferred Shares does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Certificate of Incorporation of SunOpta Foods filed with this report as Exhibit 2 and incorporated herein by reference.

Investor Rights Agreement

In connection with the Subscription Agreement, the Issuer, SunOpta Foods and the Oaktree Funds entered into the Investor Rights Agreement dated October 7, 2016 providing for certain additional rights and obligations of the Oaktree Funds.

Pursuant to the Investor Rights Agreement, for so long as the Oaktree Funds beneficially own or control at least 50% of the Preferred Shares issued on the Closing Date, including any corresponding Common Shares into which such Preferred Shares are exchanged, the Oaktree Funds will be entitled to:

(a)                                 participation rights with respect to future equity offerings of the Issuer; and

(b)                                 governance rights, including the right to approve certain actions proposed to be taken by the Issuer and its subsidiaries, as more particularly set out in the Investor Rights Agreement.

The Oaktree Funds will be entitled to designate two nominees (each an “Investor Nominee”) for election to the board of directors of the Issuer (the “Board”) for so long as the Oaktree Funds beneficially own or control at least 11.1% of the Common Shares, on an as-exchanged basis.  If the Oaktree Funds beneficially own or control less than 11.1% but more than 5% of the Common Shares, on an as-exchanged basis, they shall be entitled to designate one Investor Nominee.  Each Investor Nominee must be an individual acceptable to the Issuer, acting reasonably, and eligible to serve as a director of the Issuer pursuant to applicable Law.  In addition, for so long as the Oaktree Funds beneficially own or control at least 5% of the Common Shares, on an as-exchanged basis, the Oaktree Funds have the right to designate one individual (and one alternate) to attend meetings of the Board as a non-voting observer (the “Observer”);

The initial Investor Nominees are Dean Hollis and Albert D. Bolles, and were appointed as directors of the Issuer on October 7, 2016.

The Oaktree Funds have also been granted certain registration rights relating to the registered resale of Common Shares issuable or deliverable upon exchange of the Preferred Shares and certain Common Shares which may be purchased in the market or privately by the Oaktree Funds subject to limitations set forth in the Investor Rights Agreement (“Registrable Shares”).  Pursuant to the Investor Rights Agreement, the Issuer is required to file a registration statement or prospectus, as applicable, covering Registrable Shares that the Oaktree Funds request to be registered from time to time, but not more than twice in any 12-month period and subject to certain additional conditions set out in the Investor Rights Agreement.  In certain circumstances, the Oaktree Funds will have piggyback registration rights on offerings initiated by the Issuer.  The registration rights granted to the Oaktree Funds pursuant to the Investor Rights Agreement terminate on the first day following the date on which the direct or indirect ownership interest of the Oaktree Funds of Common Shares on an as-exchanged basis is less than 5%.

Pursuant to the Investor Rights Agreement, the Oaktree Funds have agreed to a standstill with respect to the acquisition of additional securities of the Issuer, subject to certain exceptions.  Such exceptions include (a) pursuant to an agreement with the Issuer and the consent of the Board, acquiring Common Shares pursuant to a formal tender offer or take-over bid, which when aggregated with the existing Common Shares beneficially owned or controlled by the Oaktree Funds, on an as-exchanged basis, does not exceed 27% of the outstanding Common Shares, on a partially diluted basis and (b) the ability of the Oaktree Funds to purchase up to 3,000,000 Common Shares on the market or in private transactions within 12 months of the Closing Date without the prior written consent of the Issuer.  The standstill continues until the later of (a) 24 months following the Closing Date and (b) 12 months following the later of the date on which (i) no Investor Nominee serves on the Board and (ii) the governance rights referred to above are terminated.  The Oaktree Funds have also agreed to a lock-up that prohibits them from selling Preferred Shares or Common Shares issuable upon exchange of the Preferred Shares prior to April 7, 2018, subject to certain exceptions.

Pursuant to the Investor Rights Agreement, the Oaktree Funds may request that the Issuer seek to obtain approval by the shareholders of the Issuer of a resolution to (i) remove the Beneficial Ownership Exchange Cap, (ii) remove the Voting Cap (as defined below under “Special Voting Shares and Voting Trust Agreement”) and (iii) waive the application of the Issuer’s shareholder rights plan to the acquisition by the Oaktree Funds of beneficial ownership of the Special Voting Shares and Common Shares issued on exchange of the Preferred Shares (collectively, the “Shareholder Approval”).

In connection with the designation of the Observer pursuant to the Investor Rights Agreement, on October 7, 2016, the Issuer also entered into a board observer and confidentiality agreement (the “Observer Agreement”) with the Observer providing for certain rights and obligations of the Observer as a non-voting observer of the Board.

This summary description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Investor Rights Agreement filed with this report as Exhibit 5  and incorporated herein by reference.

Exchange and Support Agreement

In connection with the Subscription Agreement, the Issuer, SunOpta Foods and the Oaktree Funds entered into an exchange and support agreement dated October 7, 2016 (the “Exchange and Support Agreement”), providing for, among other things, the grant by the Issuer to each Holder, from time to time, of the right to exchange such Preferred Shares with the Issuer for Common Shares.

This summary description of the Exchange and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Exchange and Support Agreement filed with this report as Exhibit 6 and incorporated herein by reference.

Special Voting Shares and Voting Trust Agreement

On October 7, 2016, the Issuer filed Articles of Amendment to designate a series of special shares as Special Shares, Series 1 (the “Special Voting Shares”).  The Special Voting Shares entitle the holder thereof to one vote per Special Voting Share on all matters submitted to a vote of the holders of Common Shares, together as a single class, subject to certain exceptions.

In connection with the Subscription Agreement, 11,333,333 Special Voting Shares were issued to and deposited with an affiliate of the Oaktree Funds (the “Trustee”), as trustee for and on behalf of the Oaktree Funds and their affiliates that may hold the Preferred Shares from time to time pursuant to a voting trust agreement dated October 7, 2016 (the “Voting Trust Agreement”) between the Issuer, SunOpta Foods, the Oaktree Funds and the Trustee.  Pursuant to the Voting Trust Agreement, additional Special Voting Shares will be issued, or existing Special Voting Shares shall be redeemed, as necessary to ensure that the aggregate number of Special Voting Shares outstanding is equal to the number of Preferred Shares outstanding from time to time multiplied by the quotient obtained by dividing the Liquidation Preference at such time by the Exchange Price in effect at such time (subject to adjustment in certain circumstances), subject to certain restrictions.

Pursuant to the Voting Trust Agreement, until the Shareholder Approval is obtained, the voting rights attached to the Special Voting Shares are also subject to the following restrictions:

(a)                                 the aggregate number of votes exercised by the Oaktree Funds in respect of the Special Voting Shares shall not exceed 17,130,757, being 19.99% of the outstanding Common Shares on the Closing Date (the “Voting Cap”), subject to adjustment in certain circumstances; and

(b)                                 the aggregate number of votes exercised by the Oaktree Funds in respect of the Special Voting Shares, shall not exceed the number of Common Shares that the Oaktree Funds would be entitled to receive upon exchange of its Preferred Shares in compliance with  the Beneficial Ownership Exchange Cap.

The Special Voting Shares are not transferable and the voting rights associated with the Special Voting Shares will terminate upon the transfer of the Preferred Shares to a third party, other than a controlled affiliate of the Oaktree Funds.

This summary description of the Special Voting Shares and the Voting Trust Agreement does not purport to be complete and is qualified in its entirety by reference to the Articles of Amendment of the Issuer filed with this report as Exhibit 3 and the Voting Trust Agreement filed with this report as Exhibit 8, in each case incorporated herein by reference.

Item 7.        Material to be Filed as Exhibits

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 1	Joint Filing Agreement, by and among the Reporting Persons, dated October 17, 2016.*

Exhibit 2

Amended and Restated Certificate of Incorporation of SunOpta Foods Inc., setting forth the terms of its Series A Preferred Stock, which is exchangeable for Common Shares of SunOpta Inc. (Exhibit 4.1 to Issuer’s Current Report on Form 8-K filed with the Commission on October 12, 2016).†

Exhibit 3	Articles of Amendment of SunOpta Inc., setting forth the terms of its Special Shares, Series 1 (Exhibit 4.2 to Issuer’s Current Report on Form 8-K filed with the Commission on October 12, 2016).†

Exhibit 4

Subscription Agreement, dated October 7, 2016, between SunOpta Inc., SunOpta Foods Inc. and Oaktree Organics, L.P. and Oaktree Huntington Investment Fund II, L.P. (Exhibit 10.1 to Issuer’s Current Report on Form 8-K filed with the Commission on October 12, 2016).†

Exhibit 5

Investor Rights Agreement, dated October 7, 2016, between SunOpta Inc., SunOpta Foods Inc. and Oaktree Organics, L.P. and Oaktree Huntington Investment Fund II, L.P. (Exhibit 10.2 to Issuer’s Current Report on Form 8-K filed with the Commission on October 12, 2016).†

Exhibit 6

Exchange and Support Agreement, dated October 7, 2016, between SunOpta Inc., SunOpta Foods Inc., Oaktree Organics, L.P. and Oaktree Huntington Investment Fund II, L.P. and any person that becomes a Holder of Preferred Stock, from time to time. (Exhibit 10.3 to Issuer’s Current Report on Form 8-K filed with the Commission on October 12, 2016).†

Exhibit 7

Voting Trust Agreement, dated October 7, 2016, between SunOpta Inc., SunOpta Foods Inc., the trustee named therein, Oaktree Organics, L.P. and Oaktree Huntington Investment Fund II, L.P. and any other Holder of Preferred Stock, from time to time. (Exhibit 10.4 to Issuer’s Current Report on Form 8-K filed with the Commission on October 12, 2016).†

*  Filed herewith.

†  Incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of October 17, 2016

OAKTREE ORGANICS, L.P.

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Jamie Toothman
Name: Jamie Toothman
Title: Authorized Signatory

OAKTREE HUNTINGTON INVESTMENT FUND II, L.P.

By:	Oaktree Huntington Investment Fund II GP, L.P.
Its:	General Partner

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Jamie Toothman
Name: Jamie Toothman
Title: Authorized Signatory

OAKTREE HUNTINGTON INVESTMENT FUND II GP, L.P.

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Jamie Toothman
Name: Jamie Toothman
Title: Authorized Signatory

OAKTREE FUND GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Jamie Toothman
Name: Jamie Toothman
Title: Authorized Signatory

OAKTREE FUND GP I, L.P.

By:	/s/ Jamie Toothman
Name: Jamie Toothman
Title: Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Jamie Toothman
Name: Jamie Toothman
Title: Vice President

OCM HOLDINGS I, LLC

By:	/s/ Jamie Toothman
Name: Jamie Toothman
Title: Vice President

OAKTREE HOLDINGS, LLC

By:	/s/ Jamie Toothman
Name: Jamie Toothman
Title: Vice President

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Jamie Toothman
Name: Jamie Toothman
Title: Vice President

OAKTREE HOLDINGS, INC.

By:	/s/ Jamie Toothman
Name: Jamie Toothman
Title: Vice President

OAKTREE CAPITAL GROUP, LLC

By:	Oaktree Capital Group Holdings GP, LLC
Its:	Manager

By:	/s/ Jamie Toothman
Name: Jamie Toothman
Title: Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Jamie Toothman
Name: Jamie Toothman
Title: Vice President

ANNEX A

Oaktree Capital Group Holdings GP, LLC

Oaktree Capital Group Holdings GP, LLC is managed by an executive committee. The name and principal occupation of each of the members of the executive committee of Oaktree Capital Group Holdings GP, LLC and its executive officers are listed below.

Name	Principal Occupation

Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.

David M. Kirchheimer	Chief Financial Officer, Principal and Director of Oaktree Capital Group, LLC and Chief Financial Officer and Principal of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Stephen A. Kaplan	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Oaktree Capital Group, LLC

The name and principal occupation of each of the directors and executive officers of Oaktree Capital Group, LLC are listed below.

Name	Principal Occupation

Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.

David M. Kirchheimer	Chief Financial Officer, Principal and Director of Oaktree Capital Group, LLC and Chief Financial Officer and Principal of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Stephen A. Kaplan	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Robert E. Denham	Partner in the law firm of Munger, Tolles & Olson LLP

Larry W. Keele	Retired

D. Richard Masson	Owner and general manager of Golden Age Farm, LLC

Wayne G. Pierson	President of Acorn Investors, LLC and Principal of Clifford Capital Partners, LLC

Marna C. Whittington	Retired

Todd E. Molz	General Counsel, Chief Administrative Officer and Secretary of Oaktree Capital Group, LLC and General Counsel and Chief Administrative Officer of Oaktree Capital Management, L.P.

Susan Gentile	Chief Accounting Officer and Managing Director of Oaktree Capital Group, LLC and Chief Accounting Officer and Managing Director of Oaktree Capital Management, L.P.

Oaktree Holdings, Inc.

The name and principal occupation of each of the directors and executive officers of Oaktree Holdings, Inc. are listed below:

Name	Principal Occupation

Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.

David M. Kirchheimer	Chief Financial Officer, Principal and Director of Oaktree Capital Group, LLC and Chief Financial Officer and Principal of Oaktree Capital Management, L.P.

Todd E. Molz	General Counsel, Chief Administrative Officer and Secretary of Oaktree Capital Group, LLC and General Counsel, and Chief Administrative Officer of Oaktree Capital Management, L.P.

Susan Gentile	Chief Accounting Officer and Managing Director of Oaktree Capital Group, LLC and Chief Accounting Officer and Managing Director of Oaktree Capital Management, L.P.

Oaktree Capital Management, L.P.

The general partner of Oaktree Capital Management, L.P. is Oaktree Holdings, Inc.

Oaktree Holdings, LLC

The managing member of Oaktree Holdings, LLC is Oaktree Capital Group, LLC.

OCM Holdings I, LLC

The managing member of OCM Holdings I, LLC is Oaktree Holdings, LLC.

Oaktree Capital I, L.P.

The general partner of Oaktree Capital I, L.P. is OCM Holdings I, LLC.

Oaktree Fund GP I, L.P.

The general partner of Oaktree Fund GP I, L.P. is Oaktree Capital I, L.P.

Oaktree Fund GP, LLC

The managing member of Oaktree Fund GP, LLC is Oaktree Fund GP I, L.P.

Oaktree Huntington Investment Fund II GP, L.P.

The general partner of Oaktree Huntington Investment Fund II GP, L.P. is Oaktree Fund GP, LLC.

Oaktree Huntington Investment Fund II, L.P.

The general partner of Oaktree Huntington Investment Fund II, L.P. is Oaktree Huntington Investment Fund II, L.P.

Oaktree Organics, L.P.

The general partner of Oaktree Organics, L.P. is Oaktree Fund GP, LLC.